March 6, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

Amendment to the Certification filed on March 1, 2024

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Defiance S&P 500 Income Target ETF, a series of Tidal Trust II, under the Exchange Act of 1934.

Please note that this certification amends and replaces the certification previously filed by NYSE Arca on March 1, 2024 under SEC accession number 0001143362-24-000078

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com